USD PARTNERS LP
811 Main Street, Suite 2800
Houston, Texas 77002
(281) 291-0510

May 16, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	USD Partners LP
Registration Statement on Form S-3
File No. 333-211181
Ladies and Gentlemen:
USD Partners LP, on its own behalf and on behalf of USDP Finance Corp. and the other registrants (the “Registrants”), hereby requests pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on May 18, 2016, or as soon as practicable thereafter.

The Registrants hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 16, 2016

Very truly yours,

USD PARTNERS LP

By:    USD Partners GP LLC,
its general partner

By: /s/ Adam Altsuler
Adam Altsuler
Vice President, Chief Financial Officer

cc:    Keith Benson, USD Partners LP
Sean Wheeler, Latham & Watkins LLP